JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: August 8, 2025

PRINCIPAL GLOBAL INVESTORS, LLC

By: *J Markham Penrod*
J Markham Penrod (Aug 8, 2025 14:26:30 EDT)

J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management

PRINCIPAL REAL ESTATE INVESTORS, LLC

By: *J Markham Penrod*
J Markham Penrod (Aug 8, 2025 14:26:30 EDT)

J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management

PRINCIPAL FUNDS, INC., on behalf of Principal MidCap Fund

By: *John Sullivan*
John Sullivan (Aug 8, 2025 14:12:26 CDT)

John L. Sullivan, Counsel and Assistant Secretary